YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

July 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Jane Park

Re:	YD Bio Limited

Registration Statement on Form F-4

Registration No. 333-283428

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, YD Bio Limited, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on July 18, 2025, or as soon thereafter as possible on such date.

Once the Registration Statement has been declared effective, please confirm that event with Marc Rivera of ArentFox Schiff LLP at (202) 350-3643.

Very truly yours,

YD Bio Limited

By:	/s/ J. Douglas Ramsey
Name:	J. Douglas Ramsey
Title:	Chief Executive Officer